UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-11023

Maxus Real Property Investors-Four, L.P.
(Exact name of registrant as specified in its charter)

104 Armour Road, North Kansas City, Missouri 64116
(Address, including zip code, and telephone number, including area code, or registrant’s principal executive offices)

Limited Partnership Units
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)		Rule 12h-3(b)(1)(i)	
Rule 12g-4(a)(1)(ii)	X	Rule 12h-3(b)(1)(ii)	
Rule 12g-4(a)(2)(i)		Rule 12h-3(b)(2)(i)	
Rule 12g-4(a)(2)(ii)		Rule 15d-6	

Approximate number of holders of record as of the certification or notice date: Less than 500.

Pursuant to the requirements of the Securities Exchange Act of 1934, Maxus Real Property Investors-Four, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 22, 2005	By: Maxus Capital Corp, General Partner

By: ____/s/ David L. Johnson_________________________
David L. Johnson, President and Chief Executive Officer